Exhibit 99.1

Deutsche Bank

Aktiengesellschaft

Frankfurt am Main

- ISIN DE 0005140008 -

We take pleasure in inviting our shareholders to the

Ordinary General Meeting

convened for

Thursday, May 22, 2014, 10 a.m.

in the Festhalle, Messe Frankfurt,

Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main.

Agenda

1.	Presentation of the established Annual Financial Statements and Management Report (including the explanatory report on disclosures pursuant to § 289 (4) German Commercial Code) for the 2013 financial year, the approved Consolidated Financial Statements and Management Report (including the explanatory report on disclosures pursuant to § 315 (4) German Commercial Code) for the 2013 financial year as well as the Report of the Supervisory Board

The Supervisory Board has already approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. Therefore, in accordance with the statutory provisions, a resolution is not provided for on this Agenda Item.

2.	Appropriation of distributable profit

The Management Board and Supervisory Board propose that the distributable profit of €920,492,443.50 be used for the payment of a dividend of €0.75 per no par value share on the maximum of 1,019,499,640 no par value shares that are eligible for payment of a dividend and that the remaining amount of at least €155,867,713.50 be carried forward to new account. Insofar as own shares exist on the day of the General Meeting, the proposed resolution will be modified to the effect that the correspondingly higher remaining amount be carried forward to new account on the basis of an unchanged dividend payment of €0.75 per no par value share.

3.	Ratification of the acts of management of the members of the Management Board for the 2013 financial year

The Management Board and Supervisory Board propose that the acts of management be ratified.

4.	Ratification of the acts of management of the members of the Supervisory Board for the 2013 financial year

The Management Board and Supervisory Board propose that the acts of management be ratified.

5.	Election of the auditor for the 2014 financial year, interim accounts

The Supervisory Board, based on the recommendation of its Audit Committee, proposes the following resolution:

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is appointed as the auditor of the Annual Financial Statements and as the auditor of the Consolidated Financial Statements for the 2014 financial year.

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is also appointed auditor for the limited review of the condensed financial statements and the interim management report (§ 37w (5), § 37y No. 2 Securities Trading Act) as of June 30, 2014, and the consolidated interim financial statements (§ 340i (4) German Commercial Code) prepared before the Ordinary General Meeting in 2015.

6.	Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights

The Management Board and Supervisory Board propose the following resolution:

a)

The company is authorized to buy, on or before April 30, 2019, its own shares in a total volume of up to 10% of the share capital at the time the resolution is taken or – if the value is lower – of the share capital at the time this authorization is exercised. Together with its own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company’s possession or attributable to the company pursuant to § 71a ff. Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10% of the company’s respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10% higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in

Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10% higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company’s shares offered for purchase per shareholder may be provided for.

b)	The Management Board is authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to § 71 (1) No. 8 Stock Corporation Act on the stock exchange or by an offer to all shareholders. The Management Board is authorized to dispose of the purchased shares against contribution in kind with the exclusion of shareholders’ pre-emptive rights for the purpose of acquiring companies or shareholdings in companies or other assets that serve to advance the company’s business operations. In addition, the Management Board is authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders’ pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized, with the exclusion of shareholders’ pre-emptive rights, to use shares purchased on the basis of authorizations pursuant to § 71 (1) No. 8 Stock Corporation Act to issue staff shares to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

Furthermore, the Management Board is authorized, with the exclusion of shareholders’ pre-emptive rights, to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10% of the company’s share capital at the time this authorization becomes effective or – if the amount is lower – at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act.

c)	The Management Board is also authorized to cancel shares acquired on the basis of this or a preceding authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

d)	The presently existing authorization given by the General Meeting on May 23, 2013, and valid until April 30, 2018, to purchase own shares will be cancelled with effect from the time when this new authorization comes into force.

7.	Authorization to use derivatives within the framework of the purchase of own shares pursuant to § 71 (1) No. 8 Stock Corporation Act

In supplementing the authorization to be resolved on under Item 6 of this Agenda to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act, the company is also to be authorized to acquire own shares with the use of derivatives.

The Management Board and Supervisory Board propose the following resolution:

The purchase of shares subject to the authorization to acquire own shares to be resolved under Agenda Item 6 may be executed, apart from in the ways described there, with the use of put and call options or forward purchase contracts. The company may sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5% of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on April 30, 2019.

The purchase price to be paid per share upon exercise of the put options or upon the maturity of the forward purchase may not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective transaction in each case excluding ancillary purchase costs but taking into account the option premium received. The call options may only be exercised if the purchase price to be paid does not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares. The rules specified under Item 6 of this Agenda apply to the sale and cancellation of shares acquired with the use of derivatives.

Own shares may continue to be purchased using existing derivatives that were agreed on the basis and during the existence of previous authorizations.

8.	Increase in the limit for variable compensation components for the Management Board members

Pursuant to § 25a (5) sentence 2 German Banking Act in the version applicable since January 1, 2014, the variable compensation of the senior management of credit institutions must not exceed in principle 100% of the fixed compensation. § 25a (5) sentence 5 German Banking Act allows for a higher ratio of variable compensation, which however must not exceed 200% of the fixed compensation for the respective senior manager.

In light of the previous compensation practice for the bank’s Management Board members, the compensation practices of other globally operating companies, including, in particular, those of most DAX companies for their Management Board members, the objectives of the German Corporate Governance Code and, in particular, the intended focus on performance and long-term incentive effect of the Management Board members’ compensation, the Supervisory Board considers preserving the greatest possible flexibility for the variable components of the Management Board members’ compensation to be appropriate.

Considering the collective responsibility of all Management Board members for the management of the bank, the intended compensation structures are essentially uniform. This should be continued, which means that for all of the individual

Management Board members, i.e. currently for seven individuals, the upper limit for granting variable compensation should be increased within the scope permitted by law. Already through the parameters for determining the specific amount of variable compensation, the Supervisory Board has ensured that there is an appropriate balance between positive incentives and the avoidance of false incentives, in particular with regard to entering into inappropriately high risks. Special attention is also dedicated to this when concretely determining the variable compensation amounts for the respective Management Board members. The Compensation Report, as a part of the bank’s Annual Financial Statements, ensures a high degree of transparency with regard to the amount and composition of the compensation of each individual Management Board member. On page 251 ff. of the company’s Financial Report, reference is explicitly made to the relevant figures for 2013.

The Supervisory Board believes that the Management Board members must be paid appropriate total compensation, comprising fixed and variable components with incentive features. Strongly restricting the possibility of granting variable compensation components to the ratio of 1:1 would therefore entail a correspondingly large increase in fixed components. Conversely, the possibility of a higher variable compensation component would address the regulatory requirements for a stronger long-term focus and thus a compensation structure aligned to sustainable development, as these portions of compensation, as customary in the past and described in more detail in the Compensation Report on page 239 ff., are subject to terms and conditions that can lead to a deferral of their disbursal over time as well as to the forfeiture of the compensation components if certain conditions arise within these periods. These restrictions are not possible for fixed compensation components pursuant to the requirements of the Regulation on Remuneration in Financial Institutions.

From the following proposed increase of the upper limit for variable compensation components for the Management Board members, we do not expect any measureable effect on the bank’s ability to maintain adequate capital funding, but the stronger long-term focus of the variable compensation components has a positive impact in this regard.

Therefore the Supervisory Board proposes the following resolution:

The increase in the upper limit on the variable compensation components for all of the individual Management Board members of Deutsche Bank Aktiengesellschaft to 200% of the respective fixed compensation is approved.

9.	Increase in the limit for variable compensation components for employees and for management body members of subsidiaries

Pursuant to § 25a (5) sentence 2 German Banking Act in the version applicable since January 1, 2014, the variable compensation of credit institutions’ employees must not in principle exceed 100% of the fixed compensation. § 25a (5) sentence 5 German Banking Act allows that the General Meeting may approve a higher ratio of variable compensation, which, however, must not exceed 200% of the fixed compensation for the respective employee.

In light of the previous compensation practices in the bank and of other globally operating competitors, and in particular, the intended focus on performance and long-term incentive effect of compensation, especially for the sustainable success of the bank’s business, the Management Board and Supervisory Board consider it appropriate to preserve the greatest possible flexibility for the variable components of compensation and to minimize the fixed cost implications.

Our competitors with global business operations prefer to retain variability in compensation and, if they are affected by the European regulation, will most likely seek approval from their shareholders to adopt a 1:2 ratio. The applicability of this ratio globally, and not just in Europe, will therefore have an important influence on the bank’s ability to compete for employees in markets both inside and outside of Europe.

Whereas for other European banks the ratio of 1:1 applies only to risk takers as defined by the European Banking Authority’s guidelines, the German Banking Act goes beyond the requirements of the Capital Requirements Directive IV (CRD IV) and specifies that all employees at all levels of responsibility are subject to the 1:1 ratio. Only employees compensated according to collective bargaining agreements, such as the bank’s tariff employees in Germany, are exempt from the application of this requirement. Furthermore, differences are emerging in how CRD IV is being interpreted and implemented in different EU countries. The bank is required to comply locally as well as globally.

Based on the above, the Supervisory Board and Management Board are requesting approval to be able to apply a 1:2 ratio for the employees in the area of applicability as defined in § 25a (5) sentence 2 German Banking Act with the provision that for these employees the upper limit for granting variable compensation is to be increased with full utilization of the scope permitted by law. When determining specific variable compensation amounts, the Management Board will take care to ensure that the individual compensation amounts are limited to the appropriate level.

The bank employs approximately 98,000 (full-time equivalent) people at various levels of responsibility, including the management bodies of subsidiaries, of which approximately 70,000 are subject to this regulation. The Management Board and Supervisory Board estimate that there are approximately 4,500 employees whose variable compensation might exceed the upper limit of 100% of fixed compensation. The number of employees with the potential, depending on performance, to exceed this upper limit is clearly higher. The proposal to be able to increase the ratio of fixed to variable compensation elements up to a maximum of 1:2 would significantly reduce this group of people and the fixed cost implications. This group would not only consist of the bank’s risk takers in 2013, but would also include employees that could be identified as risk takers when applying new EBA guidance with effect from 2014. The utilization of the requested approval will be closely monitored by the Management Board and the Supervisory Board, respectively, in order to ensure that inappropriate risk-taking is not incentivized.

In accordance with § 25a (5) sentence 2 German Banking Act, the Management Board will also ensure that there is an appropriate structuring of the fixed to variable compensation ratio based on the additional requirements concerning the compensation of employees in control units pursuant to § 2 (9) and § 9 of the Regulation on Remuneration in Financial Institutions, according to which an emphasis is to be placed on fixed compensation.

Finally, any country-specific provisions that specify a more restrictive implementation of CRD IV will also be taken into account.

The Management Board and Supervisory Board believe that employees must be paid an appropriate total compensation, comprising fixed components and variable components with incentive features. Strongly restricting the possibility of granting variable compensation components to the ratio of 1:1 would therefore entail a correspondingly large increase in fixed components. Conversely, the possibility of a higher variable compensation component would address the regulatory requirements for a long-term focus and thus a compensation structure aligned to a sustainable development, as these portions of compensation are subject to terms and conditions that can lead to a deferral of their disbursal over time as well as to the forfeiture of the compensation components if certain conditions arise within these periods. These restrictions are not possible for fixed compensation components pursuant to the requirements of the Regulation on Remuneration in Financial Institutions.

As the bank’s compensation concept has been aligned to total compensation for many years, implementation of the regulatory requirements, in the form of a ratio of either 1:1 or

1:2, will not by itself as a rule lead to a change in the individual compensation amounts. The compensation components currently utilized will not change structurally but in their composition. The proposed increase of the ratio to 1:2 will also not have an effect on the bank’s ability to maintain adequate capital funding and will ensure greater flexibility in the bank’s ability to respond to volatility in earnings.

Additional information on this proposal will be provided in a separate document that will be published in parallel to the Agenda for the General Meeting 2014 on the company’s website. Furthermore, the Financial Report contains additional explanations of the compensation situation for employees, of course, in an anonymized form.

Therefore the Management Board and Supervisory Board propose the following resolution:

The ability to increase, where appropriate, the upper limit on the variable compensation components to 200% of the respective fixed compensation for the employees described above of Deutsche Bank Aktiengesellschaft and of its subsidiaries and participations is approved.

10.	Amendment to the Articles of Association to adjust the provision on Supervisory Board compensation

With the amendment to the German Banking Act by the CRD IV Implementation Act of August 28, 2013, the nomination committees of the supervisory boards of credit institutions were assigned significant additional responsibilities pursuant to § 25d (11) German Banking Act that clearly raise their workload, and as a result, it no longer appears appropriate that their members do not receive any additional compensation for their committee work.

Furthermore, it has become clear that the tasks of the Integrity Committee of the Supervisory Board, due the numerous pending investigations and litigation cases, require a workload from its members that is equivalent to that of the Audit Committee and Risk Committee, so that its compensation should be increased accordingly.

This being the case, the Management Board and Supervisory Board propose the following resolution:

In § 14 (2) of the Articles of Association, which currently contains the following wording:

“Members and chairs of the Committees of the Supervisory Board are paid additional fixed annual compensation as follows:

a.	For Audit Committee and Risk Committee work:
Chair: €200,000, members: €100,000.
b.	For Nomination Committee and Mediation Committee work: no additional compensation.
c.	For work on any other committee:
Chair: €100,000, members: €50,000.”

the words “Integrity Committee,” will be inserted in a. following the word “For” and the words “Nomination Committee and” in b. will be deleted.

The change shall become effective with the amendment to the Articles of Association.

11.	Creation of new authorized capital for capital increases in cash (with the possibility of excluding shareholders’ pre-emptive rights, also in accordance with § 186 (3) sentence 4 Stock Corporation Act) and amendment to the Articles of Association

The Management Board and Supervisory Board propose the following resolution:

a)

The Management Board is authorized to increase the share capital on or before April 30, 2019, once or more than once, by up to a total of €256,000,000 through the issue of new shares against cash payments. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price and the shares issued in accordance with § 186 (3) sentence 4 Stock Corporation Act do not exceed in total 10% of the share capital at the time the authorization becomes effective or – if the value is lower – at the time the authorization is utilized. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act. Manage-

ment Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).

b)	In § 4 of the Articles of Association, the following new paragraph 5 is added:

“(5)	The Management Board is authorized to increase the share capital on or before April 30, 2019, once or more than once, by up to a total of €256,000,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price and the total shares issued since the authorization in accordance with § 186 (3) sentence 4 Stock Corporation Act do not exceed 10% of the share capital at the time the authorization becomes effective – or if the value is lower – at the time the authorization is utilized. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).”

12.	Authorization to issue participatory notes with warrants and/or convertible participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 Capital (AT1 Capital), bonds with warrants and convertible bonds (with the possibility of excluding pre-emptive rights), creation of conditional capital and amendment to the Articles of Association

The Management Board and Supervisory Board propose the following resolution:

a)	The Management Board is authorized to issue bearer or registered participatory notes, once or more than once, on or before April 30, 2019. The participatory notes must meet the requirements of European law, which calls for capital paid up to grant participatory rights to be attributable to the company’s Additional Tier 1 Capital. Participatory notes may come with bearer warrants or they can be linked to a conversion right (as well as a conversion obligation) for the bearer. The option and/or conversion rights entitle holders to buy shares of the company subject to the conditions of warrant-linked participatory rights and/or convertible participatory rights.

The Management Board is also authorized to issue, instead of or besides participatory notes, on or before April 30, 2019, once or more than once, other hybrid financial instruments with a perpetual maturity that fulfill the requirements as own funds specified above but that are possibly not classified by law as participatory rights if their issue requires the approval of the General Meeting pursuant to § 221 Stock Corporation Act due to, for example, their dividend-dependent return or other reasons (hereinafter these instruments are referred to as “Hybrid Debt Securities”).

The Management Board is furthermore authorized to issue, instead of or besides participatory notes or Hybrid Debt Securities, on or before April 30, 2019, once or more than once, bonds with warrants and/or convertible bonds with a fixed maturity of at the most 20 years or with a perpetual maturity and to grant option rights to the holders of bonds with warrants and conversion rights (possibly with a conversion obligation) to the holders of convertible bonds, respectively, to subscribe to new shares of the company subject to the conditions of bonds with warrants and of convertible bonds. The instruments issued pursuant to this paragraph do not have to fulfill the statutory requirements to qualify as Additional Tier 1 Capital.

The total nominal amount of all participatory notes, Hybrid Debt Securities, bond with warrants and convertible bonds to be issued under this authorization shall not exceed a total value of €12 billion. Option rights and/or conversion rights may only be issued in respect of shares of the company with a proportionate amount of share capital of up to a nominal sum of €256,000,000.

The participatory notes, Hybrid Debt Securities, bonds with warrants and convertible bonds (participatory notes, Hybrid Debt Securities, bonds with warrants and convertible bonds are also referred to together below as “Rights”) may be issued in euro or in the official currency of an OECD member country, as long as the correspond-

ing euro equivalent is not exceeded. Bonds with warrants and convertible bonds may also be issued by the company’s affiliated companies. In this case, the Management Board is authorized to assume on behalf of the company a guarantee for repayment of the bonds and to ensure that option and/or conversion rights are granted.

In case of the issue of participatory notes with warrants and/or bonds with warrants, one or more warrant(s) is/are attached to each participatory note and/or each bond, entitling the holder to subscribe to new shares of the company subject to the conditions of warrants to be determined by the Management Board. The proportionate amount of share capital for shares that may be subscribed for each Right shall not exceed the nominal amount of the participatory notes with warrants and/or the bonds with warrants. The maturity of the option right shall not exceed 20 years.

In case of the issue of convertible participatory notes and/or convertible bonds, the holders of participatory notes and/or bonds receive the right or have the obligation to exchange their participatory notes and/or bonds for new shares of the company subject to the conditions of participatory rights and/or conditions of bonds. The proportionate amount of share capital for the shares to be issued upon conversion shall not exceed the nominal amount of the conversion right and/or the convertible bond. The company may dispense with granting a conversion right to creditors if the Stock Corporation Act allows this at the time the authorization is utilized. The conditions of conversion may also establish an unconditional or conditional conversion obligation to convert at maturity or at some other point in time, which may be set based on a future event still unknown at the time the convertible participatory notes or convertible bonds are issued, and may specify a different conversion price in the event of a conversion obligation than for the execution of a conversion right.

The conditions of participatory notes and/or the conditions of bonds may also stipulate whether and how the exchange ratio may be rounded to a full ratio, whether an additional amount is to be paid in cash or cash compensation is to be paid for broken amounts, and whether a certain date can be determined by which the conversion and/or option rights can or must be exercised.

The option and/or conversion price must not fall below 50% of the price of the Deutsche Bank share in Xetra trading (or in a comparable successor system) on the Frankfurt Stock Exchange. Decisive for this is the average closing price on the ten stock exchange trading days before the Management Board’s final decision to publish an offer for the subscription of participatory notes or bonds or on the company’s statement of acceptance following a public solicitation to tender subscription offers. In the event of pre-emptive rights trading, the days of the pre-emptive rights trading with the exception of the last two exchange trading days of the pre-emptive rights trading are decisive if the Management Board has not already determined the final option or conversion price before pre-emptive rights trading begins. § 9 (1) and § 199 (2) Stock Corporation Act continue to apply.

The conditions of options, participatory notes and/or bonds, notwithstanding § 9 (1) and § 199 (2) Stock Corporation Act, may provide for, by virtue of a dilution protection clause, the reduction of the option and/or conversion price by payment of a corresponding amount in cash upon exercise of the conversion right or by reduction of the additional payment in the event the company raises its share capital during the option or conversion period and grants its shareholders pre-emptive rights, issues further participatory notes, bonds with warrants or convertible bonds, or other option rights, and holders of option and/or conversion rights are not granted pre-emptive rights on the scale to which they would be entitled after exercise of the option and/or conversion right. The conditions may also provide for an adjustment of the option and/or conversion right for the event of a capital reduction.

The conditions of options, participatory notes and/or the conditions of bonds may determine that, in case of the exercise of the option and/or conversion right, own shares of the company may also be granted. Furthermore, the possibility may also be created that the company, upon exercise of the option and/or conversion right, shall pay the equivalent (also partially) in cash, which, subject to the conditions of participatory rights and/or conditions of bonds, corresponds to the average price of the Deutsche Bank share in the closing auction in Xetra trading (or a corresponding price-fixing in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange on at least two consecutive trading days during a period of up to ten trading days after the declaration of conversion and/or exercise of the option.

In the case of the issue of the above-specified participatory notes, Hybrid Debt Securities as well as bonds with warrants and/or convertible bonds, shareholders are in principle entitled to the statutory pre-emptive right. The Management Board is, however, authorized, with the consent of the Supervisory Board, to exclude shareholders’ pre-emptive rights insofar as the issue price is not substantially lower than the theoretical market value of the participatory notes, Hybrid Debt Securities, bonds with warrants or convertible bonds established using recognized actuarial methods. However, the total number of shares to be issued on the basis of participatory rights and bonds under this authorization in accordance with § 186 (3) sentence 4 Stock Corporation Act (with exclusion of pre-emptive rights against cash payments) together with other shares already issued or sold pursuant to or in accordance with this statutory regulation during the validity of this authorization shall not exceed 10% of the share capital at the time this authorization becomes effective or – if the value is lower – at the time this authorization is exercised.

To the extent the Management Board makes no use of this possibility, it is authorized, with the consent of the Supervisory Board, to exclude broken amounts arising as a result of the subscription ratio from shareholders’ pre-emptive rights and also to exclude pre-emptive rights to the extent necessary to grant the holders of option and/or conversion rights and/or the holders of convertible bonds and/or convertible participatory notes with a conversion obligation, pre-emptive rights on the scale to which they would be entitled after exercise of the option or conversion rights and/or after fulfilling the conversion obligation.

In each case, the Management Board will carefully check whether the exclusion of shareholders’ pre-emptive rights is also in the company’s interests and thus also in the interests of shareholders. The Supervisory Board will also only grant its required consent if, in its opinion, these prerequisites are met. In the event the Management Board utilizes the preceding authorization, the Management Board will report on this at the next General Meeting.

The Rights may also be taken up by banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right).

The Management Board is authorized to determine, with the consent of the Supervisory Board, further details concerning the issuance and features of the issue, in particular the volume, timing, interest rate, issue price and maturity, or to do so in consultation with the executive and non-executive management bodies of the company in which the bank has a shareholding floating the issue.

As of the date that the authorization above becomes effective, the authorizations granted by the General Meeting in the years 2010 and 2011 to issue participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds which have not been used and the related conditional capital shall be cancelled.

b)	Conditional capital

The share capital is conditionally increased by up to €256,000,000 through the issue of up to 100,000,000 new registered no par value shares. The conditional capital increase serves to grant rights to holders of participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds issued on or before April 30, 2019, in accordance with the authorization set out above under a) by the company or by one of its affiliated companies. The new shares are issued at the option and/or conversion prices calculated in each case in accordance with a). The conditional capital increase can only be carried out to the extent to which these rights are exercised or holders with an obligation to convert fulfill their conversion obligations. The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of option rights and/or conversion rights or by the fulfillment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.

c)	Amendment to the Articles of Association

In § 4, the present sub-paragraphs 3 and 4, containing the conditional capital of the authorizations cancelled under a), are deleted. The present § 4 sub-paragraph 8 will become sub-paragraph 3, and § 4 of the Articles of Association will contain the following new sub-paragraph 4:

“(4)	The share capital is conditionally increased by up to €256,000,000 through the issue of up to 100,000,000 new registered no par value shares. The conditional capital increase can only be carried out insofar as

a)	the holders of conversion rights or option rights that are linked with participatory notes or convertible bonds or bonds with warrants to be issued on or before April 30, 2019, by the company or its affiliated companies, based on the authorization granted to the Management Board by resolution of the General Meeting on May 22, 2014, make use of their conversion or option rights, or

b)	the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2019, by the company and/or its affiliated companies, based on the authorization specified above, fulfill their obligation to convert.

The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfillment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.”

13.	Authorization to issue participatory notes and other Hybrid Debt Securities that fulfill the regulatory requirements to qualify as Additional Tier 1 Capital (AT1 Capital)

The Management Board and Supervisory Board propose the following resolution:

a)	The Management Board is authorized to issue bearer or registered participatory notes, once or more than once, on or before April 30, 2019. The participatory notes must meet the requirements of European law, which calls for capital paid up to grant participatory rights to be attributable to the company’s Additional Tier 1 Capital.

The Management Board is also authorized to issue, instead of or besides participatory notes, on or before April 30, 2019, once or more than once, other hybrid financial instruments with a perpetual maturity that fulfill the requirements specified above but that are possibly not classified by law as participatory rights if their issue requires the approval of the General Meeting pursuant to § 221 Stock Corporation Act due to, for example, their dividend-dependent return or other reasons (hereinafter these instruments are referred to as “Hybrid Debt Securities”).

The total nominal amount of all participatory notes and/or Hybrid Debt Securities to be issued under this authorization shall not exceed a total value of €12 billion.

The participatory notes and Hybrid Debt Securities may be issued in euro or in the official currency of an OECD member country, as long as the corresponding euro equivalent is not exceeded. Besides cash, consideration for the issue of the participatory notes and/or Hybrid Debt Securities may also be provided as contributions in kind that carry value and that are specified by the company, in particular, also in the form of existing bonds or participatory rights that are to be replaced by the new instruments.

b)	Participatory notes and Hybrid Debt Securities that correspond to the conditions specified under a) may also be issued indirectly by the company’s affiliated companies in Germany or abroad. In this case, the Management Board is authorized to assume in a regulatory approved manner on behalf of the company a guarantee for repayment of the participatory notes or Hybrid Debt Securities and to grant to the affiliated company non-transferable, equivalent participatory rights or Hybrid Debt Securities up to the amount of the issue. When utilizing this possibility, only the volume of the participatory notes or Hybrid Debt Securities issued by the affiliated company is offset from the highest amount specified under a) above. Shareholders’ pre-emptive rights to the participatory notes and/or Hybrid Debt Securities issued to the affiliated company are excluded.

c)	In the case of the issue of participatory rights or Hybrid Debt Securities by the company or by an affiliated company, shareholders are in principle entitled to the statutory pre-emptive right. The Management Board is, however, authorized, with the consent of the Supervisory Board, to exclude shareholders’ pre-emptive rights insofar as the issue price is not substantially lower than the theoretical market value of the participatory notes or Hybrid Debt Securities established using recognized actuarial methods.

To the extent the Management Board makes no use of the preceding possibility to exclude pre-emptive rights, it is authorized, with the consent of the Supervisory Board, to except broken amounts arising as a result of the subscription ratio from shareholders’ pre-emptive rights and also to exclude pre-emptive rights to the extent necessary to grant to the holders of option and/or conversion rights and/or the holders of convertible bonds and/or convertible participatory notes with a conversion obligation pre-emptive rights on the scale to which they would be entitled after exercise of the option or conversion rights and/or after fulfilling the conversion obligation.

The Management Board will carefully check whether the exclusion of shareholders’ pre-emptive rights is also in the company’s interests and thus also in the interests of shareholders. The Supervisory Board will also only grant its required consent if, in its opinion, these prerequisites are met. In the event the Management Board utilizes the preceding authorization, the Management Board will report on this at the next General Meeting.

The participatory notes and/or Hybrid Debt Securities may also be taken up by banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right).

The Management Board is authorized to determine, with the consent of the Supervisory Board, further details concerning the issuance and features of the issue, in particular the volume, timing, interest rate and issue price, or to do so in consultation with the executive and non-executive management bodies of the company in which the bank has a shareholding floating the issue.

14.	Approval to conclude a domination agreement between Deutsche Bank Aktiengesellschaft (as the parent company) and Deutsche Immobilien Leasing GmbH

Deutsche Bank Aktiengesellschaft and its wholly owned subsidiary Deutsche Immobilien Leasing GmbH (hereinafter referred to as “Subsidiary”) concluded a domination agreement on March 18, 2014. A profit and loss transfer agreement between the companies has existed since March 17, 1992, was amended in March 2010 and is not affected by the newly concluded domination agreement. The domination agreement essentially contains the following points:

The Subsidiary places the governance of its company in the hands of Deutsche Bank AG, which, for its part, will uphold the sole responsibility of management prescribed by the German Banking Act and will therefore not issue any instructions whose implementation would breach duties under the German Banking Act. In return, Deutsche Bank AG undertakes to offset any net losses incurred by the subsidiary pursuant to § 302 Stock Corporation Act. The agreement will first become effective upon entry in the Commercial Register and is concluded for an indefinite period. It can be terminated with a notice period of one month to the end of any given financial year of the Subsidiary.

With the convocation of the General Meeting, the following documents will be available on the website of Deutsche Bank AG. These documents will also be available for inspection by shareholders from this date on at the premises of Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main:

–	The domination agreement,
–	the Annual Financial Statements and Management Reports of Deutsche Bank AG and Deutsche Immobilien Leasing GmbH for the 2011, 2012 and 2013 financial years, and
–	the joint report of the Management Board of Deutsche Bank AG and the executive management of Deutsche Immobilien Leasing GmbH on the domination agreement.

Upon request, each shareholder will receive a free copy of these documents without delay. The documents specified above will also be available for inspection at the General Meeting.

The Management Board and Supervisory Board propose the following resolution:

The domination agreement between Deutsche Bank Aktiengesellschaft (as the parent company) and Deutsche Immobilien Leasing GmbH is approved.

15.	Approval to newly conclude a domination and profit and loss transfer agreement between Deutsche Bank Aktiengesellschaft (as the parent company) and Deutsche Bank (Europe) GmbH

Deutsche Bank Aktiengesellschaft and its wholly owned subsidiary Deutsche Bank (Europe) GmbH (hereinafter referred to as “Subsidiary”) concluded a domination and profit and loss transfer agreement on March 18, 2014. The agreement essentially contains the following points:

The Subsidiary places the governance of its company in the hands of Deutsche Bank AG, which, for its part, will uphold the sole responsibility of management prescribed by the German Banking Act and will therefore not issue any instructions whose implementation would breach duties under the German Banking Act. Furthermore, the Subsidiary undertakes to transfer its profit in accordance with the rules of § 301 Stock Corporation Act to Deutsche Bank AG. In return, Deutsche Bank AG undertakes to offset any net losses incurred by the subsidiary pursuant to § 302 Stock Corporation Act. The formation of other new retained earnings is admissible to the extent allowed under commercial law and financially justified according to reasonable and prudent business judgement. Any such reserves formed during the life of the agreement must be released at the request of Deutsche Bank AG. They may then be used to offset a net loss or transferred as profit. The transfer of profit from the release of reserves formed by the Subsidiary prior to the agreement is excluded. The agreement is valid following entry in the Commercial Register in 2014 with retroactive effect from the start of the Subsidiary’s financial year – with the exception of the new regulation on the right of functional direction, which only becomes effective upon entry in the Commercial Register. In this case, the agreement is concluded on a fixed basis until December 31, 2018, and shall be extended one year at a time from then, unless terminated with six months’ notice. For delays in the entry in the Commercial Register, contractual provisions have been made to adjust the term accordingly.

With the convocation of the General Meeting, the following documents will be available on the website of Deutsche Bank AG. These documents will also be available for inspection by shareholders from this date on at the premises of Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main:

–	The domination and profit and loss transfer agreement,
–	the Annual Financial Statements and Management Reports of Deutsche Bank AG and Deutsche Bank (Europe) GmbH for the 2011, 2012 and 2013 financial years, and
–	the joint report of the Management Board of Deutsche Bank AG and the executive management of Deutsche Bank (Europe) GmbH on the domination and profit and loss transfer agreement.

Upon request, each shareholder will receive a free copy of these documents without delay. The documents specified above will also be available for inspection at the General Meeting.

The Management Board and Supervisory Board propose the following resolution:

The domination and profit and loss transfer agreement between Deutsche Bank Aktiengesellschaft (as the parent company) and Deutsche Bank (Europe) GmbH is approved.

Ad Items 6 and 7:

Report of the Management Board to the General Meeting pursuant to § 71 (1) No. 8 in conjunction with § 186 (4) Stock Corporation Act

Under Item 6 of the Agenda, the company is to be authorized to purchase its own shares; Item 7 of the Agenda regulates the possibility of purchasing own shares by using derivatives. The use of put and call options for the purchase of own shares gives the company the possibility of optimizing a buyback. As shown by the specific limitation to 5% of the share capital, it is only intended to supplement the range of instruments available for share buybacks and to extend the possibilities for their use. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that this form of purchase takes account of the principle of equal treatment of shareholders. As a rule, the maturity of the options will not exceed 18 months. In connection with share-based remuneration components which must be granted as deferred compensation over a multiple-year period and are to be subject to forfeiture pursuant to the regulations applicable to banks, at least for management board members and employees whose activities have a material impact on the overall risk profile of the bank, the use of call options with longer maturities is to be made possible to establish offsetting positions. Under this authorization, Deutsche Bank AG will only acquire such longer-term options on shares corresponding to a volume of no more than 2% of the share capital.

Under Item 6 of the Agenda, the company is also to be authorized to resell purchased shares. The possibility of reselling own shares enables them to be used for the renewed procurement of own funds capital. Besides sale through the stock exchange or by offer to all shareholders – both of which would ensure equal treatment of shareholders under the legal definition – the proposed resolution also provides that the own shares are at the company’s disposal to be offered as consideration for the acquisition of companies, shareholdings in companies or other assets that serve to advance the company’s business operations subject to the exclusion of shareholders’ pre-emptive rights. This is intended to enable the company to react quickly and successfully, on both national and international markets, to advantageous offers or any other opportunities to acquire companies, shareholdings in companies or other assets. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that fact.

Over and above this, the authorization makes it possible, in the case of a sale of the shares by offer to all shareholders, to partially exclude shareholders’ pre-emptive rights in favor of holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies. The background to this is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees of the company or its affiliated companies or to service option rights and/or purchase rights or purchase obligations relating to the company’s shares that are granted to employees and members of the executive and non-executive management bodies of the company or its affiliated companies. For these purposes, the company disposes, to some extent, over authorized and conditional capital and/or cre-

ates such capital, as the case may be, together with the respective authorization. In part, the possibility of a cash payment in connection with the granting of option rights is foreseen. The use of existing own shares instead of a capital increase or cash payment may make economic sense; the authorization is intended to increase the available scope in this respect. The situation is similar in cases in which purchase rights or obligations relating to the company’s shares are granted to employees or members of the executive and non-executive management bodies of the company or its affiliated companies as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. A corresponding exclusion of shareholders’ pre-emptive rights is also required for this use of purchased shares.

Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act with respect to the re-sale against cash payment of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favorable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue price and thus to strengthen own funds capital to the greatest extent possible. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that pursuant to it, based on § 186 (3) sentence 4 Stock Corporation Act, shares may only be sold with the exclusion of shareholders’ pre-emptive rights up to the maximum limit specified therein of 10% of the share capital to the extent shares have not already been issued or sold with the exclusion of pre-emptive rights during its validity, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option or conversion rights that were granted from bonds or participatory rights issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3%, but will not in any event exceed 5%.

Ad Item 11:

Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act

The authorization requested under Item 11 of the Agenda is intended to sustain and broaden the company’s equity capital base and is to replace authorized capital utilized within the framework of a capital increase in 2013. The availability of appropriate equity capital is the basis for the company’s business development. Even though the company has adequate core capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.

The authorization requested under Item 11 is intended to create authorized capital in the amount of €256,000,000, in the utilization of which shareholders in principle have pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders’ pre-emptive rights. The background for providing the possibility to exclude pre-emptive rights in favor of holders of option rights, convertible bonds and convertible participatory rights is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

The additional possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act enables Management to exploit favorable stock market situations and, through pricing in conformity with the market, to obtain the highest possible issue proceeds and thus the greatest possible strengthening of own funds capital. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The amount foreseen for this authorization is roughly 9.8% of the share capital. The authorization ensures that, pursuant to it, shares may only be issued with the exclusion of shareholders’ pre-emptive rights based on § 186 (3) sentence 4 Stock Corporation Act up to the maximum limit of 10% of the share capital to the extent shares have not already been issued or sold with the exclusion of pre-emptive rights during its validity, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option and/or conversion rights if the underlying bonds or participatory rights were issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. In the event this possibility of increasing capital is used, Management will limit any mark-down on the issue price compared with the stock market price to a maximum of presumably 3%, but at any event not more than 5%. In the event of such a capital increase, shareholders who want to maintain their investment ratio have the possibility, in light of the high liquidity of trading in the Deutsche Bank share, to purchase shares on the stock market at conditions that essentially correspond to the issue of the new shares. In such case, this does not result in economic terms to a dilution of shareholders’ equity interests.

There are no specific plans at present for a utilization of the new authorized capital. The Management Board will report to the General Meeting on any utilization of the authorized capital.

Ad Items 12 and 13:

Report of the Management Board to the General Meeting pursuant to § 221 (4) in conjunction with § 186 (4) Stock Corporation Act

A generally strong capital base and the availability of appropriate equity capital and/or regulatory own funds capital are the basis for the company’s business development. In this context, besides creating new share capital directly by way of a capital increase, it can make sense to issue convertible bonds and/or bonds with warrants, from which new share capital can, or – in the case of a conversion obligation – must, be generated only at a later point in time.

Furthermore, especially for credit institutions, other capital components recognized by bank regulatory authorities as own funds have a very central role to play here. The new capital requirements pursuant to the Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013 on Prudential Requirements for Credit Institutions and Investment Firms (Capital Requirements Regulation, also referred to in the following as CRR) require banks to have adequate own funds and strengthened the requirements compared to previous law. Thus the CRR also contains new eligibility rules for qualifying Additional Tier 1 Capital (AT 1 Capital). For this reason, a replacement is required of certain previously qualifying own funds instruments through issues that fulfill the new regulatory requirements and that therefore also qualify as core capital. Alongside Common Equity Tier 1 capital (share capital and reserves), such instruments will in the future form an indispensible element of the company’s own funds capital position. With regard to the conditional necessity of new issues as a result, the company must have the necessary scope for actions to be able to procure such funding at favorable conditions depending on the market situation.

The authorization requested under Item 12 with the cancellation of two older authorizations is intended, in accordance with the company’s objectives, to give the company a new broad basis for the issue of participatory notes with warrants, convertible participatory notes, bonds with warrants and/or convertible bonds, and again provides for the ability to establish conversion obligations when certain capital ratios go below defined levels or if regulatory authorities order the conversion. The lower limit of the option and/or conversion price to 50% serves to limit the disadvantages of a conversion obligation, which the holder suffers only upon a significant deterioration of the company’s capital funding, without this leading to an inappropriate dilution for shareholders. Furthermore, the authorization is intended to enable the company to issue participatory notes and Hybrid Debt Securities and thereby to create its own Additional Tier 1 Capital.

The authorization requested under Item 13 is intended to give the company a new broad basis exclusively for the issue of participatory notes and Hybrid Debt Securities, enabling the flexible use of these instruments at any time. This is to enable the company to issue such instruments itself, but also to ensure, if applicable, that an issue of such instruments, in particular, by foreign subsidiaries is recognized as Additional Tier 1 Capital of the company.

The company should be able to access – depending on the market situation – the German or international capital markets, possibly through its affiliated companies, to issue Hybrid Debt Securities in euros as well as in the official currency of an OECD country.

The possibility of the Management Board to exclude pre-emptive rights of shareholders with the consent of the Supervisory Board is in the predominant interests of the company for the reasons presented in more detail in the following.

1.	Improvement of the own funds capital structure in accordance with regulatory requirements and utilization of favorable refinancing possibilities

As mentioned initially above, a strong capital base and the availability of appropriate equity capital and/or regulatory own funds capital are the basis for the company’s business development. Through the exclusion of pre-emptive rights, the company receives the required flexibility to quickly contact interested groups of investors in a focused manner and to take advantage of favorable market conditions for the issuance of bonds with warrants and/or convertible bonds, participatory notes and other Hybrid Debt Securities. In addition, the placement risk for the company is clearly minimized, as there is a risk for issues with a granting of pre-emptive rights that conditions, once they are specified, no longer turn out to be market conditions by the actual time of the placement on the market, as market outlooks often undergo significant changes within the statutory subscription period. In contrast, in the case of an issue with the exclusion of pre-emptive rights, the company is in the position to take advantage of a favorable time for a placement relatively quickly and flexibly. Experience has shown in practice that better conditions can usually be obtained for issues of bonds with warrants and/or convertible bonds, participatory notes or comparable financial instruments with the exclusion of pre-emptive rights, as pricing risks to the detriment of the company are avoided through the immediate placement made possible in this way. This is due to the structure of pre-emptive rights issues, for which at least a two-week subscription period must be observed according to the applicable statutory provisions, while it is possible to specify the issue price directly before the placement of an issue without pre-emptive rights. In this way, an increased price risk can be avoided and the proceeds of the issue are maximized in the interests of all shareholders without having to deduct safety margins.

With an exclusion of pre-emptive rights, upon the correct assessment of the market circumstances, a higher amount of funds can be generated for the company with a lower charge to the company through interest rate mark-ups. As a result, the company is able to specify attractive issue conditions at an optimal point in time, from its perspective, and thus to optimize its financing conditions in accordance with the new regulatory requirements and in the interests of all shareholders.

Overall, issues with the exclusion of pre-emptive rights make it possible for the company to procure capital or refinance at clearly more favorable conditions than issues with pre-emptive rights. This applies irrespective of whether or not the issue is intended to raise Additional Tier 1 Capital.

2.	Possibility to react to regulatory authorities’ additional requirements for own funds capital

Furthermore, regulatory authorities have the authority in individual cases to instruct at short notice capital requirements for own funds that go beyond the requirements of the CRR, for example, within the framework of banks’ stress tests. Participatory notes or other Hybrid Debt Securities can, in such case, depending on the specific regulatory requirement, be suitable as own funds instruments. Against this background, the company must also be able to issue such instruments, if necessary quickly and flexibly. In such a case, depending on the circumstances, for an issue with pre-emptive rights, it would be possible for the company to take up Additional Tier 1 Capital only at extremely unfavorable conditions.

3.	Special features for the issue of convertible participatory notes and/or participatory notes with warrants and/or convertible bonds and/or bonds with warrants (ad Item 12)

For the exclusion of pre-emptive rights upon the issue of convertible bonds or bonds with warrants, pursuant to § 221 (4) sentence 2 Stock Corporation Act, the provisions of § 186 (3) sentence 4 Stock Corporation Act apply analogously, according to which pre-emptive rights can be excluded “if the capital increase against cash payments does not exceed ten percent of the share capital and the issue price is not significantly lower than the quoted price of the shares.” The authorization ensures that the maximum limit is observed for exclusions of pre-emptive rights as specified in § 186 (3) sentence 4 Stock Corporation Act. Convertible bonds, bonds with warrants, convertible participatory notes or participatory notes with warrants may only be issued with the exclusion of shareholders’ pre-emptive rights based on § 186 (3) sentence 4 Stock Corporation Act to the extent that the maximum limit of 10% of the share capital has not already been expended during the validity of this authorization through the issue or sale of shares with the exclusion of pre-emptive rights in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this are shares that are to be issued to service option or conversion rights that were based on bonds or participatory notes issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization.

It also follows from § 186 (3) sentence 4 Stock Corporation Act that the issue price must not be substantially below the market price. This is intended to ensure that the value of a shareholder’s share is not substantially diluted (price mark-down). Whether or not such a dilution effect has arisen can be mathematically calculated by comparing the arithmetic market value of a bond issue with the issue price. In determining the price in line with the capital market situation at any given time, the Management Board will keep any mark-down on the stock market price as low as possible. Thus the arithmetic market value of a pre-emptive right will fall to nearly zero, thereby ensuring that no appreciable economic damage arises for shareholders through the exclusion of pre-emptive rights. They also have the possibility of maintaining their share in the company’s share capital, for instance, by acquiring the necessary shares on the stock exchange.

4.	No substantial impairment of shareholder interests through the issue of participatory notes and Hybrid Debt Securities without option and/or conversion rights (Items 12 and 13)

Participatory notes and Hybrid Debt Securities do not have voting rights or other membership rights. The issue of these instruments therefore does not lead to any change under stock corporation law in the shareholder structure or voting rights. For buyers of participatory notes or Hybrid Debt Securities, the primary focus is not on ownership in the company, which is why participatory notes do not certify a participation in a gain in the company’s value.

However, participatory notes do provide for a participation in losses. This risk is addressed through the payment of a higher coupon, which can lead to a reduction in the company’s dividend capacity. This is in contrast to the significant financial disadvantages that the company could incur if pre-emptive rights cannot be excluded when raising Additional Tier 1 Capital. These disadvantages can be more severe than the potential impairment of the company’s dividend capacity, which the Management Board and Supervisory Board are required to review when deciding on the exclusion of pre-emptive rights.

Furthermore, § 186 (3) sentence 4 Stock Corporation Act provides that pre-emptive rights can be excluded “if the capital increase against cash contributions does not exceed 10 per cent of the initial share capital and the issue price is not significantly below the stock exchange price.” Even if the provision under § 186 (3) sentence 4 Stock Corporation Act does not directly cover issues of participatory notes or Hybrid Debt Securities, it can be derived from it that the market requirements can support an exclusion of pre-emptive rights if the shareholders would not incur any disadvantage or only an insubstantial one due to the structuring of the pricing process in such a way that it ensures the financial value of a pre-emptive rights would be close to zero. Therefore, the proposed authorization also ensures that the issue price is not substantially lower than the theoretical market value established using recognized actuarial methods. This entails an additional protection mechanism to ensure that shareholder interests are impaired as little as possible.

5.	Summary of the consideration of interests

The Management Board authorization, with the consent of the Supervisory Board, to exclude shareholders’ pre-emptive rights is materially justified. It is in the interests of the company for the company to have the possibility to procure capital promptly, flexibly and at ideally favorable market conditions and to react to changing regulatory own funds requirements. The authorization to exclude pre-emptive rights is appropriate and necessary because it is not possible without the exclusion of pre-emptive rights in each individual case to quickly raise capital at favorable market conditions to maintain a strong capital base – in accordance with regulatory requirements – over the long term. The Management Board’s freedom to act, with the consent of the Supervisory Board, to exclude pre-emptive rights therefore serves to achieve the company’s objectives to the benefit of the company, while, on the other hand, the potential impairment of shareholders appears minor in comparison to the significant transaction risks for the company without the possibility to exclude pre-emptive rights. In addition, the two authorizations ensure, in corresponding application of or in accordance with the requirement of § 186 (3) sentence 4 Stock Corporation Act, that the issue takes place at prices that are not substantially below the theoretical market value, whereby the shareholders do not incur any disadvantage or only an insubstantial one. In summary, upon consideration of all the specified circumstances, it can be stated that the authorizations to exclude pre-emptive rights within the described limits appear required, suitable and appropriate and, in the predominant interests of the company, materially justified and necessary.

The Management Board will review the circumstances and only make use of the authorization to exclude pre-emptive rights if in the specific case of an issue of bonds with warrants, convertible bonds, participatory notes or Hybrid Debt Securities the exclusion of pre-emptive rights is justified in the well-considered interests of the company and its shareholders and is covered by this authorization. The Supervisory Board will also check, before granting its consent, if these preconditions are fulfilled.

6.	Exclusion of pre-emptive rights for indirect issues under Item 13

If participatory notes or Hybrid Debt Securities are issued through the company’s affiliated companies in Germany or abroad, it is first necessary to provide participatory notes or Hybrid Debt Securities to the affiliated company so that this affiliate company can in turn place corresponding instruments. Upon the issue of such instruments to the affiliated company, it is necessary to exclude the statutory pre-emptive rights directly, as otherwise it would not be ensured that the instruments could be issued in their entirety to the affiliated company. As it would not be possible to execute this kind of indirect issue without the exclusion of the statutory pre-emptive rights it is necessary in such case to exclude the pre-emptive rights directly through a resolution of the General Meeting. This does not entail any risks for shareholders as the issue to the affiliated company only involves a necessary part of the indirect issue by the affiliated company on the market. For this reason, the transferability of the participatory rights or Hybrid Debt Securities issued to the affiliated company is excluded. In contrast, for the participatory notes or Hybrid Debt Securities issued by the affiliated company itself, the statutory pre-emptive rights continue to apply in principle, although they may be excluded by the Management Board, with the consent of the Supervisory Board, insofar as the issue price is not substantially lower than the theoretical market value of the participatory notes or Hybrid Debt Securities established using recognized actuarial methods The considerations presented under 1., 2., 4. and 5. apply accordingly and justify the exclusion of the statutory pre-emptive rights also in the case of the described indirect issues.

7.	Exclusion of pre-emptive rights for broken amounts and in favor of holders of option and /or conversion rights

Finally, the proposed resolutions under Agenda Items 12 and 13 provide for exclusions of pre-emptive rights for broken amounts and in favor of holders of option or conversion rights and/or conversion rights and convertible bonds that have conversion obligations.

The proposed exclusion of pre-emptive rights for broken amounts for rights issues permits the utilization of the requested authorization in round amounts while retaining a simple subscription ratio and facilitates the clearing and settlement of the capital action. The background for providing the possibility to exclude pre-emptive rights in favor of holders of option rights, convertible bonds and convertible participatory rights is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new issues, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to this issue on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

Total number of shares and voting rights

The company’s share capital at the time of convocation of this General Meeting amounts to €2,609,919,078.40 and is divided up into 1,019,499,640 registered (no par value) shares with eligibility to vote at and participate in the General Meeting. At the time of convocation of this General Meeting, 78,406 of these no par value shares consist of own shares held in treasury, which do not grant any rights to the company.

Participation in the General Meeting and exercise of voting rights

Pursuant to § 17 of the Articles of Association, shareholders who are entered in the share register and have given notice in due time to the company of their intention to attend are entitled to participate in the General Meeting and exercise their voting rights. Such notification must be received by the company by no later than May 16, 2014, either electronically using the company’s password-protected Internet portal as specified in the letter to registered shareholders (www.deutsche-bank.com/general-meeting) or in writing to the domicile of the company in Frankfurt am Main or to the following address:

Deutsche Bank Aktiengesellschaft

Aktionaersservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@rsgmbh.com

Pursuant to § 67 (2) sentence 1 Stock Corporation Act, only those who are listed in the share register are considered shareholders of the company. As a result, the status of the entries in the share register on the day of the General Meeting is decisive for determining the right to participate as well as the number of votes the authorized participant is entitled to. For technical processing reasons, however, no changes to the share register will be carried out (“registration stop”) between the end of May 16, 2014 (“technical record date”), and the conclusion of the General Meeting. Therefore, the entry status in the share register on the day of the General Meeting will correspond to the status after the last change of registration on May 16, 2014. The registration stop does not mean the shares are blocked for disposal. Share buyers whose change of registration requests are received by the company after May 16, 2014, however, cannot de facto exercise the rights to participate and vote on the basis of these shares, unless they have obtained a power of attorney to do so or an authorization to exercise such rights. In such cases, participation and voting rights are retained by the shareholder entered in the share register until the change of registration. All buyers of the company’s shares who are not yet registered in the share register are therefore requested to submit change of registration requests in due time.

Exercise of voting rights by authorized representatives

Shareholders registered in the share register may also have their voting rights exercised by an authorized representative (proxy). The issue of the power of attorney, its cancellation and proof of the proxy authorization vis-à-vis the company are required, in principle, in text form if the power of attorney to exercise the voting right is granted neither to a bank, or an institution or company with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act, nor to a shareholders’ association or another person with an equivalent status pursuant to § 135 (8) Stock Corporation Act.

Powers of attorney can also be issued and revoked until May 22, 2014, 12 noon, electronically using the password-protected Internet portal www.deutsche-bank.com/general-meeting.

Proof of the proxy authorization vis-à-vis the company can also be sent electronically to the following e-mail address: deutschebank.hv@rsgmbh.com

If powers of attorney to exercise voting rights are issued to banks, to institutions or companies with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act or to shareholders’ associations or other persons with an equivalent status pursuant to § 135 (8) Stock Corporation Act, the requisite form for these is specified, where appropriate, by the recipients.

The company also offers its shareholders the possibility of being represented by company employees appointed by the company as proxies to exercise shareholders’ voting rights at the General Meeting. These company proxies will only vote in accordance with the instructions issued to them. The power of attorney can be issued and the instructions can be submitted in writing to the following address:

Deutsche Bank Aktiengesellschaft

Aktionaersservice

Postfach 14 60

61365 Friedrichsdorf

Germany

Furthermore, there is also the possibility to issue the power of attorney and instructions to the company employees appointed as proxies electronically by May 22, 2014, 12 noon, using the password-protected Internet portal www.deutsche-bank.com/general-meeting.

Details on how to issue a power of attorney and instructions using the Internet are given in the documents sent to the shareholders.

Admission cards and voting cards will be issued to shareholders and representatives authorized to participate.

Submitting absentee votes

As in previous years, shareholders listed in the share register can submit their votes – without participating in the General Meeting – through absentee voting. Registration in due time is indispensable for this form of voting, too.

Votes submitted within the framework of absentee voting must be received by the company in writing or using electronic communication before the registration period expires, i.e. at the latest by May 16, 2014. For absentee voting in writing, please use the personalized registration form sent to you with the invitation and return it to the following address:

Deutsche Bank Aktiengesellschaft

Aktionaersservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@rsgmbh.com

Furthermore, you can participate in absentee voting using the password-protected Internet service for the General Meeting; in this case, the deadline specified above also applies.

After May 16, 2014, you will no longer be able to submit your votes through absentee voting. This also applies if you have previously requested an admission card or issued a power of attorney to a third party or a company proxy.

A change of votes cast in the absentee ballot is only possible after May 16, 2014, using the password-protected Internet portal and only for the absentee voters who submitted their absentee votes using the password-protected Internet portal. This possibility of changing votes ends at 12 noon on the day of the General Meeting. The possibility to participate in the General Meeting by revoking the absentee ballot remains unaffected.

Furthermore, authorized banks, institutions or companies with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act as well as shareholders’ associations or other persons with an equivalent status pursuant to § 135 (8) Stock Corporation Act may also make use of absentee voting pursuant to the rules described above and in observing the specified deadlines.

Requesting documents for the General Meeting

Requests for documents for the General Meeting, in particular for the documents for Items 1, 14 and 15 of the Agenda, can be sent to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@rsgmbh.com

Telefax: +49 69 2222 34283

Documents for and additional information concerning the General Meeting are also accessible through the Internet at www.deutsche-bank.com/general-meeting. Furthermore, these documents will be available at the General Meeting and – if necessary – will be explained in more detail.

Requests for additions to the Agenda pursuant to § 122 (2) Stock Corporation Act

Shareholders whose aggregate shareholdings represent 5% of the share capital or the proportionate amount of €500,000 (the latter of which corresponds to 195,313 shares) may request that items be placed on the Agenda and published. The request must be addressed in writing to the Management Board of the company and be received by the company at the latest on Monday, April 21, 2014. Please send such requests to the following address:

Deutsche Bank Aktiengesellschaft

Management Board

60262 Frankfurt am Main

Germany

Each new item of the Agenda must also include a reason or a resolution proposal. A shareholder making such a request must prove that he/she has owned his/her shares for at least three months before the day of the General Meeting (i.e. at the latest since February 22, 2014, 12 midnight). The provisions of § 70 Stock Corporation Act must be observed in determining the ownership period.

The publication and forwarding of requests for additions are carried out in the same way as in the convocation.

Shareholders’ counterproposals and election proposals pursuant to § 126 (1), § 127 Stock Corporation Act

The company’s shareholders may submit counterproposals to the proposals of the Management Board and/or Supervisory Board on specific Agenda Items and, depending on the Agenda Item, election proposals for the election of Supervisory Board members or auditors. Such proposals (with their reasons) and election proposals are to be sent solely to:

Deutsche Bank Aktiengesellschaft

Investor Relations

60262 Frankfurt am Main

Germany

e-mail: db.ir@db.com

Telefax: +49 69 910 38591

Counterproposals must stipulate a reason; this does not apply to election proposals.

Shareholders’ counterproposals and election proposals that fulfill the requirements and are received by the company at the address specified above by Wednesday, May 7, 2014, at the latest, will be made accessible through the website: www.deutsche-bank.com/general-meeting along with the name of the shareholder and, in the case of counterproposals, the reason as well as any comments by management.

The company is not required to make a counterproposal and its reason or an election proposal accessible if one of the exclusionary elements pursuant to § 126 (2) Stock Corporation Act exists, for example, because the election proposal or counterproposal would lead to a resolution by the General Meeting that breaches the law or the Articles of Association or its reason apparently contains false or misleading information with regard to material points. Furthermore, an election proposal need not be made accessible if the proposal does not contain the name, the current occupation and the place of residence of the proposed person as well as his/her membership in other statutory supervisory boards. The reason for a counterproposal need not be made accessible if its total length is more than 5,000 characters.

Notice is given that counterproposals and election proposals, even if they have been submitted to the company in advance in due time, will only be considered at the General Meeting if they are submitted/put forward verbally there. The right of every shareholder to put forward counterproposals on the various Agenda Items or election proposals even without a previous submission to the company remains unchanged.

Right to obtain information pursuant to § 131 (1) Stock Corporation Act

At the General Meeting, every shareholder may request information from the Management Board about company matters insofar as the information is required for a proper evaluation of the relevant matter on the Agenda (cf. § 131 (1) Stock Corporation Act). The duty to provide information covers the company’s legal and business relations with affiliated companies as well as the position of Deutsche Bank Group and of the companies included in the Consolidated Financial Statements of Deutsche Bank AG. In principle, requests for information are to be put forward at the General Meeting verbally.

The Management Board may refrain from answering individual questions for the reasons specified in § 131 (3) Stock Corporation Act, for example, if providing such information, according to sound business judgement, is likely to cause material damage to the company or an affiliated company. Pursuant to the Articles of Association, the Chairman of the General Meeting, over the course of the General Meeting, may determine appropriate restrictions on the speaking time, the time for putting questions and/or the total time available in general for speaking and putting questions or for individual speakers (cf. § 19 (2) sentence 2 of the Articles of Association).

Additional information

Additional information on shareholders’ rights pursuant to § 122 (2), § 126 (1), § 127, § 131 (1) Stock Corporation Act can be found on the company’s website at www.deutsche-bank.com/general-meeting.

Notice on the company’s website

Information pursuant to § 124a Stock Corporation Act on this year’s Ordinary General Meeting is accessible on the company’s website at www.deutsche-bank.com/general-meeting. Following the General Meeting, the voting results will be announced at the same Internet address.

Frankfurt am Main, April 2014

Deutsche Bank Aktiengesellschaft

The Management Board